No Act

12/31/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005972

Received SEC
FEB 27 2014
Washington, DC 20549

February 27, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-27-14

Bruce A. Riggins
LaSalle Hotel Properties
briggins@lasallehotels.com

Re: LaSalle Hotel Properties
Incoming letter dated December 31, 2013

Dear Mr. Riggins:

This is in response to your letter dated December 31, 2013 concerning the shareholder proposal submitted to LaSalle Hotel Properties by UNITE HERE. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jeffrey Nelson
UNITE HERE
jnelson@unitehere.org

February 27, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: LaSalle Hotel Properties
Incoming letter dated December 31, 2013

The proposal requests that the company take all necessary steps to eliminate the classification of the board of trustees.

There appears to be some basis for your view that LaSalle Hotel Properties may exclude the proposal under rule 14a-8(i)(10). In this regard, we understand from your letter that LaSalle Hotel Properties will provide shareholders at LaSalle Hotel Properties' 2014 Annual Meeting with an opportunity to approve an amendment to LaSalle Hotel Properties' Articles of Amendment and Restatement of Declaration of Trust to provide for the annual election of trustees. Accordingly, we will not recommend enforcement action to the Commission if LaSalle Hotel Properties omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LASALLE HOTEL PROPERTIES

December 31, 2013

VIA EMAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: LaSalle Hotel Properties – Exclusion of shareholder proposal regarding annual election of directors

Ladies and Gentlemen:

LaSalle Hotel Properties (the "Company") received a shareholder proposal (the "Proposal") for inclusion in the proxy materials (the "Proxy Materials") for the Company's 2014 annual meeting of shareholders (the "2014 Annual Meeting"). A copy of the Proposal and related written correspondence from the proponent is attached hereto as Exhibit A.

The Company intends to exclude the Proposal from its Proxy Materials for the 2014 Annual Meeting for the reasons set forth below and respectfully requests that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action by the Securities and Exchange Commission (the "Commission") against the Company as a result of such exclusion.

In accordance with Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB 14D"), this letter is being transmitted via electronic mail. Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company has (a) filed this letter with the Commission no later than 80 calendar days before it intends to file its definitive Proxy Materials with the Commission and (b) simultaneously sent a copy of this correspondence to the proponent of the Proposal.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the proponent of the Proposal that if the proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

LA SALLE HOTEL PROPERTIES

THE PROPOSAL

The Proposal states as follows: "RESOLVED, that the shareholders of LaSalle Hotel Properties ("Company") ask that the Company take all necessary steps, in compliance with applicable law, to eliminate the classification of the Board of Trustees. Implementation of this proposal should not prevent any Trustee elected prior to the annual meeting held in 2014 from completing the term for which such Trustee was elected."

BASIS FOR EXCLUSION

The Proposal may be properly excluded from the Proxy Materials for the 2014 Annual Meeting pursuant to Rule 14a-8(i)(10) of the Exchange Act because the Company has substantially implemented the Proposal.

ANALYSIS

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release no. 12598 (July 7, 1996). Over time, the Staff's interpretation of Rule 14a-8(i)(10) has evolved from a reading of the rule that permitted exclusion only if the proposal was "fully effected" to a broader reading under which the Staff has permitted exclusion of a proposal if it has been "substantially implemented." *See* Exchange Act Release no. 400018 (May 21, 1998); Exchange Act Release No. 20091 (Aug 16, 1983) (the "1983 Release"). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. *See, e.g. Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). According to the Staff's rulings and guidance, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the essential objective of the proposal, even when the manner by which it is implemented does not correspond precisely to the actions sought by the shareholder proponent. *See* 1983 Release. *See also NV Energy, Inc.* (avail. Mar. 11, 2009) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested board declassification where the company had included in its proxy materials its own proposal recommending an amendment to the company's articles of association to implement declassification).

B. Actions by the Company have "Substantially Implemented" the Proposal

The Proposal requests that the Company's Board of Trustees (the "Board") "take all necessary steps" to eliminate classification of the Board. The Board intends to recommend to shareholders that they approve an amendment to the Company's Articles of Amendment and Restatement of Declaration of Trust at the 2014 Annual Meeting that would declassify the Board (the "Amendment"). By submitting the Amendment to the Declaration of Trust for shareholder approval, the Company has taken those steps necessary to eliminate classification of the Board and has, therefore, substantially implemented the Proposal.

If approved by the Company's shareholders, as required by Maryland law, to which the Company is subject, the Amendment would implement annual elections of trustees over a three-year period, so that trustees who had been elected previously for three-year terms would complete their current term and thereafter be eligible for re-election for a one-year term. If the Amendment is approved, those trustees whose terms end in 2014 would, if nominated, stand for election for one-year terms in 2014, those whose terms end in 2015 (and those elected to one-year terms in 2014) would, if nominated, stand for election for one-year terms in 2015, and all of the trustees would be elected annually beginning in 2016. Therefore, the Amendment substantially implements the essential objective of the Proposal to eliminate classification of the Board.

The Staff has determined on numerous occasions that submission by a company of a declassification amendment for shareholder approval substantially implements the essential objective of a shareholder declassification proposal. *See, e.g. Dun & Bradstreet Corp.* (avail. Feb. 4, 2011); *Baxter International Inc.* (avail. Feb. 3, 2011); *NV Energy, Inc.* (avail. Mar. 11, 2009); *Lear Corporation* (avail. Feb. 7, 2007); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a shareholder declassification proposal where the board directed the submission of a declassification amendment for shareholder approval).

In addition, the Staff has consistently concurred with the exclusion of a declassification proposal under Rule 14a-8(i)(10) where the company proposed an amendment to phase-in declassification over a period of years, even where the shareholder proposal requested declassification within one year. *See Del Monte Foods Co.* (avail. June 3, 2009), *Textron Inc.* (avail. Jan. 21, 2010); *AmeriSource Bergen Corporation* (avail. Nov. 15, 2010). In contrast to these situations, the Proposal does not require declassification within one year, but rather states that the Proposal "should not prevent any Trustee elected prior to the annual meeting held in 2014 from completing the term for which such Trustee was elected." The Amendment, therefore, meets a higher standard than the company proposals in the *Del Monte*, *Textron* and *AmeriSource Bergen* examples cited above because the Amendment not only accomplishes the

LA SALLE HOTEL PROPERTIES

main objective of the Proposal, but also does so within the precise time-frame contemplated by the Proposal.

As in the examples cited above, the essential objective of the Proposal is declassification of the Company's Board and, as in the no-action letters cited above, the Board's determination to submit the Amendment to the Company's shareholders at the 2014 Annual Meeting, substantially implements the essential objective of the Proposal. Therefore, the Company believes the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(10) because, by including Amendment in the Proxy Materials, the Company has substantially implemented the Proposal.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff not recommend any enforcement action by the Commission if the Company omits the Proposal from the Company's Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or require any further information regarding this request, please do not hesitate to contact me at (301) 941-1505 or by email at briggins@lasallehotels.com.

Sincerely,

Bruce A. Riggins
Executive Vice President, Chief Financial Officer
and Secretary

3 Bethesda Metro Center, Suite 1200, Bethesda, MD 20814
Tel 301.941.1500 Fax 301.941.1553

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • Tel (212) 265-7000 • Fax (212) 265-3415
www.unitehere.org • facebook.com/unitehere • @unitehere

November 19, 2013

LaSalle Hotel Properties
Attention: Bruce A. Riggins, Corporate Secretary
3 Bethesda Metro Center, Suite 1200
Bethesda, Maryland 20814

Via fax (301) 941-1553 and email

Dear Mr. Riggins:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in LaSalle Hotel Properties' proxy statement and form of proxy relating to the 2014 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement;
- A statement from our broker evidencing UNITE HERE's beneficial ownership of 180 common shares continuously for at least a one-year period;

The following is intended to supply information requested by LaSalle Hotel Properties' By-Laws.

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment.

Further, I wish to affirm that UNITE HERE intends to hold its shares of LaSalle Hotel Properties continuously through the date of the 2014 Annual Meeting of Shareholders.

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,

Jeffrey Nelson
Deputy Director of Research
UNITE HERE
33 Harrison Ave., 4th Floor
Boston MA 02111
jnelson@unitehere.org
617-832-6644
617-426-7684 fax

Enclosures

Shareholder proposal

RESOLVED, that the shareholders of LaSalle Hotel Properties ("Company") ask that the Company take all necessary steps, in compliance with applicable law, to eliminate the classification of the Board of Trustees. Implementation of this proposal should not prevent any Trustee elected prior to the annual meeting held in 2014 from completing the term for which such Trustee was elected.

SUPPORTING STATEMENT

When trustees are held accountable for their actions, they perform better. This resolution urges the Board of Trustees to facilitate a declassification of the board, which would enable shareholders to register their views on the performance of all trustees at each annual meeting. Under the current structure, trustees are elected to staggered three-year terms, so shareholders only have the opportunity to vote on a portion of the Board each year. Annual elections make trustees more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Empirical studies have shown that staggered boards are associated with lower firm valuation and poor corporate decision-making. (Bebchuk and Cohen, 2005; Faleye, 2007; Frakes, 2007). Firms with classified boards are more likely to make acquisitions that decrease shareholder value (Masulis, Wang, and Xie, 2007) and are associated with lower returns to shareholders in the event of a takeover (Bebchuk, Coates, and Subramanian, 2002). Classified boards also tend to award executive pay that is less correlated to performance (Faleye, 2007).

Since 2012 , 80 companies have voted or entered into agreements committing to declassify their boards (See Shareholder Rights Project). Shareholders of large companies across a variety of industries have advocated for these proposals in order to increase board accountability and firm performance. Fewer than 25% of publicly traded hotel companies have classified boards.

A classified board can also act as an anti-takeover barrier. Declassifying our board may positively affect shareholder value by encouraging offers to acquire the company that could be beneficial to shareholders.

As the US hotel industry continues to recover, shareholders may see an uptick in merger activity. REITs were major actors during the mergers of the previous business cycle. In February 2006, Blackstone acquired Meristar REIT for a $10.45 per share consideration, 20% above the average trading price the day before the announcement. Eagle Hospitality REIT was acquired by an Apollo affiliate for $13.36 per share, a 42% premium over share prices the eve of the announcement. JER Realty acquired Highland Hospitality Corporation, a REIT, for $19.50 a share, a premium of approximately 15% over Highland's three-month average closing share price.

By declassifying its Board, the Company will demonstrate its commitment to good corporate governance and may enhance its long-term financial performance and shareholder value. We urge you to vote FOR this proposal.

James W. McClelland
Senior Vice President

Wealth Management
590 Madison Avenue
11th Floor
New York, NY 10022

direct 212 307 2845
fax 800 858 7358
toll free 800 544 1544

james.w.mcclelland@morganstanley.com

Morgan Stanley

November 19, 2013

Unite Here
1775 K Street, NW
Washington, D.C. 20006

To Whom It May Concern:

Please be advised that Unite Here owns 180 shares of LaSalle Hotel Properties and has continuously own these shares for more than one year. If you have any questions please call me at 212-307-2845.

Sincerely,

James W McClelland